FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Releases 2022 Annual ESG Report

Toronto, Ontario (November 13, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) has released its annual Environmental, Social, and Governance (ESG) Report (“ESG Report”), which outlines the Company’s progress on its ESG performance in 2022 across its operations, projects and offices, and provides direction on planned initiatives for 2023.
“While sustainability has been at the core of our strategy for over 20 years, we have published this report for the last 10 years in order to track the progress of our sustainability initiatives. I am encouraged by our achievements reflected in this year’s report, and we will continue to measure our results against the high standard we have set,” said John A. McCluskey, President and Chief Executive Officer.
Alamos’ 2022 ESG Report, available at https://esg2022.alamosgold.com/, highlights significant progress achieved by the Company during the past year including:
•An 8% growth in our workforce, with 77% hired from local communities to our sites, and a 36% reduction in employee turnover rate
•Announced a Company-wide target of a 30% reduction in absolute greenhouse gas (“GHG”) emissions by 2030, achieving a 6% reduction in total Scope 1 and 2 GHG emissions in 2022
•Zero significant environmental incidents during the year, including zero reportable tailings-related incidents
•$1.8 million invested in local community initiatives including donations, sponsorships, community programs and infrastructure
•Continued respectful dialogue with impacted Indigenous communities in Canada, and finalized two new formal participation agreements during the year
•The Mulatos mine was awarded the Silver Helmet Award by the Mining Chamber of Mexico (CAMIMEX) in recognition of outstanding health and safety performance. Mulatos was also awarded the Socially Responsible Company (Empresa Socialmente Responsable) Award by CEMEFI, the Mexican Center for Philanthropy, for the 14th consecutive year, and was the recipient for the Award for Corporate Ethics and Values in Industry for the third consecutive year
•Completed close to 1,700 training hours for occupational health and safety and emergency management
•Introduced the Island Gold Employee Wellness Program with licensed physical therapists on site
•Three years in compliance with the World Gold Council’s Responsible Gold Mining Principles (RGMPs), and developed 12 new Alamos Sustainability Standards
The 2022 ESG Report is guided by the Sustainability Accounting Standards Board (SASB) Metals & Mining Industry Standard, the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), and the Global Reporting Initiative Standards (GRI) for sustainability reporting “Core” requirements. It focuses on economic, environmental, social and governance topics and indicators that are of the greatest interest to Alamos’ stakeholders.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Since 2013, Alamos has published an annual Sustainability Report to provide transparency on its sustainability initiatives and results from its operating mines. Since 2019, the Company has branded this publication as an ESG Report to reflect the depth of its content and the standards to which it now aligns.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

Investor Contact

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439
ir@alamosgold.com

Media Contact

Rebecca Thompson
Vice President, Public Affairs
(416) 368-9932 x 5448
media@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.
Cautionary Note
This News Release and Alamos’ 2022 ESG Report that is the subject matter of this News Release, contain forward-looking statements that constitute forward-looking information as defined under applicable Canadian and U.S. securities laws. All statements, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, “forward-looking statements”. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “inferred”, “schedule”, "estimate", "budget", “continue”, “potential”, “outlook”, “trending”, “plan”, “target” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", "could”, “would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Forward looking statements in this News Release may include statements and information as to the strategy, plans, expectations or future financial or operating performance of the Company. Cautionary Notes with respect to the forward-looking information contained in the 2022 ESG Report can be found at the end of that report under “Cautionary Statements”.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by Alamos at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; weather issues, labour and contractor availability and other

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TRADING SYMBOL: TSX:AGI NYSE:AGI

operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the effects and potential effects of COVID-19 and its impact on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations); the duration of regulatory responses to COVID-19; government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates; the impact of inflation; changes in the Company’s credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ Expansion Project at the Island Gold mine; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards and accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change and other climate-related risks such as warm spells, cold spells, heavy precipitation, storms, wildfires, floods, drought, which may have an effect on mine permitting, operations, ore extraction, mine closure or impact on employee safety and the local environment; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this News Release and the 2022 ESG Report, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis each under the heading “Risk Factors”, available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors, and assumptions found in this News Release and the 2022 ESG Report.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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